                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of [July] 2003

                                MIRAE CORPORATION
                 (Translation of registrant's name into English)

             #9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200
                                REPUBLIC OF KOREA
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F   X              No       Form 40-F (    )
                     -----
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes (    )                 No   X
                                         -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

     The registrant files with the Korea Securities Exchange the notice dated July 28, 2003. Attached is English language version of the notice.

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The following table sets forth a fair disclosure of Mirae Corporation's estimated Ordinary income and Net income of the 1st half of 2003.
(The information was estimate; therefore, it might be modified according to the actual results.)

--------------------------------------------- ------------------------------------------------------------------
1. Category of Information                    First half of business results of 2003

--------------------------------------------- ------------------------------------------------------------------
2. Summary of Information

--------------------------------------------- ------------------------------------------------------------------
- Applicable period                           From January 1, 2003
                                              To June 30, 2003

--------------------------------------------- ------------------------------------------------------------------
- Business results                            (Unit: in million won)

--------------------------------------------- ------------------------ --------------------- -------------------
                  Category                          1H of 2003              1H of 2002           2H of 2002
--------------------------------------------- ------------------------ --------------------- -------------------
Revenues                                                       33,471                24,525              19,053
--------------------------------------------- ------------------------ --------------------- -------------------
Operating income                                               -3,571                -9,233             -18,528
--------------------------------------------- ------------------------ --------------------- -------------------
Ordinary income                                                19,709               -24,818             -48,572
--------------------------------------------- ------------------------ --------------------- -------------------
Net income                                                     19,709               -24,818             -48,572
--------------------------------------------- ------------------------------------------------------------------

--------------------------------------------- --------------------------------- --------------------------------
3. Information Outflow                        Information Provider              Financial Team,
                                                                                Investor Relations Team
--------------------------------------------- --------------------------------- --------------------------------
                                              Information Target                Individual investors
                                                                                Institutional investors
                                                                                Securities Companies
                                                                                Press
--------------------------------------------- --------------------------------- --------------------------------
                                              Date of Release                   July 28, 2003

--------------------------------------------- --------------------------------- --------------------------------
4. Contact Information                        Officer-in-Charge                 CFO, Soon-Do Kwon
                                                                                Tel. 82-41-621-5070
--------------------------------------------- --------------------------------- --------------------------------
                                              Person-in-Charge                  Manager of Financial Team
                                                                                Byong-Soo Son
                                                                                Tel. 82-41-559-8863
--------------------------------------------- --------------------------------- --------------------------------
                                              Related Team                      Investor Relations Team
                                                                                Tel. 82-41-559-8713
--------------------------------------------- ------------------------------------------------------------------
5. Others                                     - This estimated information is released for the investors'
                                              convenience before auditing process is completed for the first half of 2003. Some of information might be changed in
                                              accordance with the results of auditing.

                                              - The actual results are to be provided on our first half
                                              operating report of 2003.
--------------------------------------------- ------------------------------------------------------------------

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2003





By         MiRi Chung
   -------------------------
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative
Of Investor Relations Team